Exhibit 99.2

SMALL SHAREHOLDER SELLING PROGRAM
FOR HOLDERS OF 99 OR FEWER COMMON SHARES

October 2, 2002

Dear Shareholder:

     Fairmont Hotels & Resorts Inc. (“Fairmont”), through the facilities of The Toronto Stock Exchange (the “Exchange”) and in compliance with the Exchange’s Policy Statement on Small Shareholder Selling and Purchase Arrangements, is pleased to make available a Small Shareholder Selling Program (the “Program”) to shareholders who own 99 or fewer common shares (the “Shares”) of Fairmont, as of October 1, 2002. Both registered holders and beneficial holders of the Shares held in nominee form are eligible to participate. The Program begins October 2, 2002 and allows eligible shareholders the opportunity to either sell all, but not less than all, of their Shares or continue to maintain their current holdings. Participating shareholders will not incur any brokerage commissions.

     Many of our shareholders received 99 or fewer Shares, more commonly known as Odd Lot holdings, as a result of the Canadian Pacific Limited Plan of Arrangement in October 2001. Although Fairmont values each of its shareholders, it is aware of the costs and inconvenience associated with selling a small number of Shares. The Program is designed to assist eligible shareholders in selling their Shares in a convenient and inexpensive manner. The Program is voluntary and Fairmont makes no recommendation as to whether or not a particular shareholder should sell his/her Shares. The decision to participate should be based upon your particular circumstances and you may wish to contact your broker as to the advisability of participating.

The Program allows you to:

· sell Shares without paying any brokerage commissions;

· participate even if you have lost your certificates; and

· conveniently complete the transaction by mail.

     Additional details regarding the Program are described in the Additional Information and Questions and Answers sections immediately following this letter. The Program will expire on December 9, 2002, unless extended. We urge you to read this material to help you decide whether to participate in this Program. If you choose not to participate, you do not need to return the enclosed forms or notify us in any manner.

     Fairmont has arranged for Georgeson Shareholder Communications Canada, Inc. to manage the Program. If you have any questions, please call toll-free 1-866-254-3086 for service in English or 1-866-337-5431 for service in French.

Yours truly,

Terence P. Badour
Senior Vice-President,
General Counsel and Secretary

ADDITIONAL INFORMATION

1.   Procedure for Transmitting Shares for the Program

     In order to sell Shares through the Program, shareholders must transmit their Fairmont Shares by either (a) completing and sending a Letter of Transmittal with their Share certificate(s) and any other required documents to Georgeson Shareholder Communications Canada, Inc. (the “Manager”) at the address below, or (b) requesting their brokers, dealers, banks or other nominees holding such Shares for them to take such action on their behalf.

     To participate in the Program, you must complete and sign the Letter of Transmittal(s) and mail it together with your Share certificate(s) in the enclosed special return envelope. If you do not use the special return envelope, please mail or deliver as follows:

GEORGESON SHAREHOLDER COMMUNICATIONS CANADA, INC.
66 Wellington Street West
Toronto Dominion Centre, TD Tower
Suite 5210, Box 240
Toronto, Ontario M5K 1J3

     The method of delivery of all required documents is at the election and risk of the shareholder. Shareholders who use the mail should allow approximately five business days for the Share certificates and Letter of Transmittal to reach the Manager; however, neither Fairmont nor the Manager assumes any responsibility for delays in delivery or non-receipt of such documents. Shareholders should note that the price of the Shares may change during such period.

     Transmittal of Shares is irrevocable, and there are no withdrawal rights. The Letter of Transmittal will contain your representation that (a) on October 1, 2002, you owned 99 or fewer Shares of Fairmont and that you are transmitting all such Shares, or (b) you are the nominee holder of record transmitting Shares for the beneficial owner of the Shares, who has made the representations in (a) above to you. IF YOU ARE THE REGISTERED OWNER, DO NOT SIGN THE BACK OF YOUR SHARE CERTIFICATE(S). Endorsement of the Share certificate(s) is not necessary, unless the Share certificate(s) is registered in the name of a person other than the signer of the Letter of Transmittal. In such case, the Share certificate(s) must be endorsed or accompanied by a stock power(s) of attorney signed by the registered holder, with the signature on the endorsement or stock power of attorney guaranteed by a firm which is a member of a recognized Canadian Stock Exchange or by a chartered bank or trust company.

     Endorsements by trustees, executors, administrators, guardians, officers of corporations, attorneys-in-fact or others acting in a fiduciary capacity must include the full title of the endorser in such capacity and must be accompanied by proper evidence of the signer’s authority to act.

2.   Expiration of the Program

     THE PROGRAM WILL EXPIRE ON DECEMBER 9, 2002 AT 4:00 P.M. E.S.T., UNLESS EXTENDED. If you wish to submit your Shares under the Program, your properly completed Letter of Transmittal must be received along with your Share certificate(s) prior to the expiration of the Program. Fairmont reserves the right, without having the obligation to do so, to extend, amend or terminate the Program in compliance with The Toronto Stock Exchange Policy Statement on Small Shareholder Selling and Purchase Arrangements.

3.   Nominee Shareholder

     All shareholders whose Shares are held in nominee form (for example, in their broker’s name or in the name of a trust company or bank) and who wish to participate in the Program must instruct their broker or other nominee to arrange for the tendering of the Shares to the Manager, so that the sale may be effected. Nominees will be required to certify in the Letter of Transmittal that each beneficial owner for whom a tender of Shares is made owned 99 or fewer Shares. SHAREHOLDERS WHO PARTICIPATE IN THE PROGRAM WILL NOT HAVE TO PAY BROKERAGE COMMISSIONS ON THE SALE OF SHARES BUT WILL BE RESPONSIBLE FOR ANY ADDITIONAL FEES THAT THEIR OWN BROKER, BANK OR TRUST COMPANY MAY CHARGE. Additional instructions regarding delivery and sale of eligible Shares have been given to brokers, trust companies, banks and other nominees.

4.   Payment of the Selling Price

     After the Manager has received your properly completed Letter of Transmittal indicating your intention to sell your Shares along with your Share certificate(s), your Shares will be sold in the open market through a Toronto Stock Exchange participating organization (the “Broker”). Payment for Shares received and cleared for execution and sold under the Program will be mailed approximately five business days after such sale. Your authorization to sell, once received, cannot be revoked. There are no withdrawal rights. SHAREHOLDERS WHO PARTICIPATE IN THE PROGRAM WILL NOT HAVE TO PAY BROKERAGE COMMISSIONS FOR THE SALE OF THEIR SHARES.

     All Shares received for execution will be gathered into board lots (100 or more Shares) and sold as soon as practicable. Orders received and cleared for execution shall be placed with the Broker no later than 12:00 p.m. on the next business day for execution on the Exchange. The price to be received for the Shares sold will be the average price received on all orders placed with the Broker for execution on a given day, regardless of when any such orders are executed. The Broker may purchase odd lots under the Program as principal in accordance with the requirements of the Exchange. For the purposes of the Program, the shareholder is considered to be the customer of the Broker selling the Shares and the Broker is required to obtain the best available price for the shareholder while avoiding any undue impact or influence on the market price.

     For the convenience of shareholders resident in the United States, the sale proceeds will be converted into U.S. funds at the prevailing conversion rate at the time of sale.

5.   Information about the Shares

     The Shares are listed on the Exchange and the New York Stock Exchange. The current market price is listed in most newspapers in the Stock Markets section under the symbol FHR.

     On September 25, 2002, the closing price as reported by the Exchange for the Shares was Cdn $36.60. The high and low closing price for the latest 52-week period were Cdn. $49.50 and Cdn. $21.56.

6.   Miscellaneous

     Fairmont will pay the Broker a fee for each Share sold and will compensate the Manager for services provided in administering the Program.

     Sales of Shares under the Program will be taxable transactions for income tax purposes and may also be taxable under applicable laws. Because the tax consequences may vary depending upon the particular situation relating to each shareholder, no representations with respect to such tax consequences are made. It is recommended that each shareholder consult his or her own tax advisor as to the tax consequences of a sale of Shares under the Program.

     Fairmont and the Manager shall each have the right to reject any transmittal of Shares not received in proper form, or, conversely, to waive any irregularities or conditions of any transmittal. Transmittals will not be deemed to have been validly made until any irregularities have been waived or cured to the satisfaction of Fairmont or the Manager. If any transmitted Shares are not processed because of an invalid or ineligible transmittal, the Share certificate(s) will be returned as soon as practicable without expense to the transmitting shareholder.

     The Program is not available to, and transmitted Share certificates and Letters of Transmittal will not be accepted from, any shareholder in any jurisdiction in which the Program, or the acceptance of such transmitted Share certificates, would not be in compliance of the laws of such jurisdiction.

     Questions and requests for assistance and additional copies of these documents may be directed to the Manager, at the address or telephone numbers below.

GEORGESON SHAREHOLDER COMMUNICATIONS CANADA, INC.
66 Wellington Street West
Toronto Dominion Centre, TD Tower
Suite 5210, Box 240
Toronto, Ontario M5K 1J3
shareholder@georgesonshareholder.com

Toll-Free 1-866-254-3086 for English or 1-866-337-5431 for French

     On peut obtenir ces documents en français, en ecrivant a l’adresse indiquée ci-dessus.

QUESTIONS AND ANSWERS

This guide contains answers to some of the questions that may come to mind when you read the accompanying materials. If you have any further questions, please contact the Manager of the Program:

GEORGESON SHAREHOLDER COMMUNICATIONS CANADA, INC.
66 Wellington Street West
Toronto Dominion Centre, TD Tower
Suite 5210, Box 240 Toronto,
Ontario M5K 1J3
shareholder@georgesonshareholder.com

Toll-Free 1-866-254-3086 for service in English or 1-866-337-5431 for service in French

1.   Who is eligible to participate in the Program?

All shareholders who, as of October 1, 2002, hold 99 or fewer common shares (the “Shares”) of Fairmont Hotels & Resorts Inc. are eligible to participate. The number of Shares you own is shown in the address section of the Letter of Transmittal. Beneficial shareholders of Shares held with their bank or broker are also eligible to participate and should communicate with their bank or broker in order to participate.

2.   What securities are acceptable for the Program?

Common Shares of Fairmont Hotels & Resorts Inc. are eligible for the Program.

3.   How does this Program benefit me?

The benefits to you include the convenience of selling your shares without paying a brokerage commission.

4.   Do I have to submit all of my Shares?

Yes. To participate you must submit ALL Shares registered in your name. If your Shares are held with your stockbroker, then they are responsible for ensuring that ALL Shares held for your account are submitted.

5.   I have decided to participate in the Program. What do I have to do now?

Attach your Share certificate(s) to the Letter of Transmittal included in this package; sign the Letter of Transmittal exactly as your name(s) appears on the mailing label and send in your Letter of Transmittal and Share certificate(s) in the enclosed return envelope.

DO NOT SIGN THE BACK OF YOUR SHARE CERTIFICATE(S).

6.   If I choose to sell, when will I receive my money?

The Manager will mail you a cheque for your Shares received and cleared for execution approximately five business days after your Shares are sold. If your Shares are held with your broker, the funds will be delivered to your broker whose responsibility it will be to confirm receipt and/or issue a cheque to you.

7.   I am the beneficiary of an estate that holds Fairmont Hotels & Resorts Inc. Shares. What do I do?

Call the Manager toll-free for further instructions at 1-866-254-3086 for English or 1-866-337-5431 for French.

8.   What should I do if my Shares are held by a bank or broker?

If you wish to participate, you must contact your bank or broker for further instructions on how to participate in the Program.

9.   How much money will I receive for my Shares?

All Shares received in good order and cleared for execution will be gathered in board lots (100 or more shares) and sold as soon as practicable. The price to be received for the Shares sold will be the average price received on all orders placed with a Toronto Stock Exchange participating organization for execution on a given day, regardless of when any of such orders are executed.

10.   How much time do I have?

The Program will expire on December 9, 2002, unless extended. If you wish to participate in the Program, your Share certificate(s) and Letter of Transmittal must be received no later than 4:00 p.m. E.S.T. on that date by GEORGESON SHAREHOLDER COMMUNICATIONS CANADA, INC., 66 Wellington Street West, Toronto Dominion Centre, TD Tower, Suite 5210, Box 240, Toronto, Ontario M5K 1J3

If you wish to participate, you are urged to respond to the Program as soon as possible.

11.   Should I participate?

It is up to you. There are various reasons that enter into a decision to sell or hold any Shares. Fairmont Hotels & Resorts Inc. and the Manager make no recommendation as to whether or not you should participate in the Program and you may wish to contact your broker as to the advisability of participating.

12.   What if I choose not to participate in the Program?

The Program is voluntary. If you do not wish to participate, you will continue to be a shareholder of Fairmont Hotels & Resorts Inc.

13.   Can I change my mind after I mail or hand deliver my Letter of Transmittal?

No. Once you have mailed or hand-delivered your Letter of Transmittal you cannot revoke the instructions.

14.   What do I do if my Share certificate(s) has been lost or destroyed?

There is a Declaration on the reverse of the Letter of Transmittal form for you to review if you cannot locate your Share certificate(s). If a Share certificate is not presented along with a signed Letter of Transmittal, the certificate(s) not presented will be deemed lost and we will replace your Shares for the purpose of exchange. To cover the premium for the required Lost Security Bond to replace each lost Share, you will be charged Cdn. $1.50 for each Share which is lost and this will be deducted from your proceeds.

15.   What if I need assistance in completing the Letter of Transmittal?

If you have any further questions or need additional information about the Program, please call the Manager toll-free at 1-866-254-3086 for English or 1-866-337-5431 for French.